CONFIDENTIAL

City of Buenos Aires, September 24th, 2021

To:
To the Board of Directors of IRSA Propiedades Comerciales S.A.

Dear Board Members of IRSA Propiedades Comerciales S.A.,

As regards the proposed merger agreement involving IRSA Propiedades Comerciales S.A. (“IRSA “ or “Company”) and IRSA Inversiones y Representaciones S.A. (“IRSA Holding“ or “Counterparty”), which shall be subject to official meeting of the board of directors on or before September 30, 2021 (“Board of Directors”), we were requested by the Board of Directors to issue an opinion concerning the fairness, to the Company, from a financial standpoint, of the share exchange ratio of the shares received by the Company, in relation to the shares of IRSA Holding in the context of the referred merger (“Transaction”).

The Transaction consists in the merger of the Company with IRSA Holding. As consideration for the merger, the shareholders of the Company excluding IRSA Holding are expected to receive 1.40 IRSA Holding shares in exchange for each Company’s share.

Please note that the above description of the Transaction does not purport to exactly reproduce the details of the Transaction, which are contained in the draft of the merger agreement which shall be subject to approval by the Board of Directors of each company.

This letter is based on our conclusions dated on September 24th, 2021. Our analysis does not differentiate classes of any shares issued by the Company and does not include operating, tax or other benefits or losses of any type whatsoever, the closing of the Transaction and/or any other transaction.

Preparation of a financial analysis is a complex process involving several definitions of the most appropriate and relevant methods for its performance and the application of such methods to particular circumstances. In order to reach the conclusions presented in this letter, we performed a quantitative and qualitative analysis of several factors we considered relevant and applied the methods we deemed appropriate. In this sense, an incomplete and/or an individual analysis of any fact, premise or method we considered in our analysis or a different combination of some of these facts, premises or methods shall not lead to the conclusions presented in this letter or may result in an incomplete understanding of said conclusions.

When preparing our opinion, we, among other things, (i) reviewed certain financial and commercial information provided by the Company and the Counterparty relating to the Transaction, (ii) reviewed certain audited financial statements and certain financial and operational data, including financial projections of the Company and the Counterparty, as well as valuation and/or appraisal reports, which may have been prepared by the Company, the Counterparty and/or any external advisors they may have selected and hired independently, which were provided and discussed with the management of the Company and the Counterparty, (iii) held discussions with management of the Company and the Counterparty with respect to current, past and projected operations, as well about the characteristics of the Transaction, (iv) considered other factors and information and conducted further analysis we considered appropriate, (v) compared the financial and operating performance of Company and the Counterparty with publicly available information related to comparables we deemed relevant, (vi) reviewed certain internal financial analysis and projections prepared by Company and the Counterparty. We also took into account other information, including economic and market information, financial studies, analysis, research and financial data that we believe, in our sole discretion, are relevant.

For purposes of drafting our opinion, we did not undertake to perform and did not perform an independent verification of any information used, reviewed or considered by us in this work, including, but not limited to financial, accounting, commercial and legal information, and we assumed, with Company’s consent, the accuracy, truthfulness, consistency, completeness and sufficiency of such information. With respect to the financial projections and to the sensitive issues in connection with the future performance of the Counterparty, which were provided to us or discussed with us by the management of the Company, we assumed that such forecasts were prepared in good faith, in a reasonable and precise manner, in order to reflect the best estimates or judgments of the Company’s management as regards Company’s future financial performance and the potential impact that certain sensitive issues capable of affecting its financial performance may have upon such projections. We have also assumed that, according to Company’s and Counterparty’s recommendation, no relevant changes have occurred in connection with the assets, financial condition, result of the transactions, business or perspectives of the Company and the Counterparty as from the dates the most recent financial statements and other information of the Company were made available to us.

Additionally, we did not assume any responsibility for independent verification or appraisal of the shares, quotas or any assets or liabilities (contingent or otherwise) of the Company and the Counterparty. Accordingly, concerning the liabilities and contingencies of the Company and the Counterparty, we considered only the values properly disclosed in the financial statements of the Company, while it did not consider the possibility of eventual incorrectness or insufficiency, nor effects of any lawsuits and/or administrative proceedings (civil, environmental, fiscal, labor, social security etc.) underway involving the Company and the Counterparty or that may impact the value attributable to the Company and the Counterparty in the Transaction. Additionally, Itaú BBA did not evaluate the solvency or fair value of the Company and the Counterparty considering laws related to bankruptcy, insolvency or similar matters.

Furthermore, Itaú BBA assumes no liability regarding issues related to the good standing and maintenance in the current terms of the contracts entered into by the Company and the Counterparty with third parties. We emphasize that the conclusions of this opinion consider the full regularity and expected term of material contracts entered into by the Company and the Counterparty with third parties. If such contracts are discontinued, modified, terminated and/or otherwise fail to generate the expected results for the Company, in whole or in part, the conclusions of Itaú BBA could be materially different from those presented in this opinion. We understand the Company and the Counterparty were advised by its legal counsels with respect to the validity of such contracts.

We were not asked to consider, and this opinion does not consider, the merits regarding the Transaction when compared to any alternative strategy that might exist for the Company and the Counterparty, nor does it indicate that the consideration received in the Transaction is the best attainable under any circumstances. Additionally, we do not intend to set the price at which the shares of the Company and the Counterparty should be negotiated in the Transaction or at any time. The decision as to whether to proceed with the Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which our opinion is based.

This opinion was prepared using consensus market forecasts of an Argentine macroeconomic scenario and is based on the market, economic, monetary and other effective conditions existing at the time this opinion was drafted and on the information which was made available to us up to date, so that it is valid exclusively on this date. Additionally, our analysis does not consider nor include regulatory changes in the specific economic sector of the Company and/or the Counterparty.

We have acted as financial advisor of the Board of Directors in the context of providing a Fairness Opinion for the Transaction. For providing such services we will be entitled to receive a customary fee from the Company, as set forth in the Engagement Letter. In addition, the Company has agreed to indemnify us as a result of our engagement hereunder.

At this date, the Company has a business relationship with Itaú BBA and its affiliates, including short term loans and overdrafts.

We confirm that we have no other interest, whether direct or indirect, in the Company, in the Counterparty or in the Transaction.

We provided investment banking, banking services and financial services, including credit granting, to the Company and to their respective affiliates from time to time in the past, for which we were compensated, and we may, in the future, provide such services to the Company and to their respective affiliates, for which we expect to be compensated, in arm’s length conditions.

In the usual course of our activities we may purchase, hold or sell, on our behalf or on behalf and at the behest of our customers, shares, debt instruments and other securities and financial instruments (including bank loans and other liabilities) of the Company, its affiliates and of any other companies that may be involved in the Transaction.

The professionals of the securities analyses department (research) and other divisions of Itaú Group, including Itaú BBA, may base their analyses and publications on different operating and market assumptions and on different methodologies when compared with those used in the preparation of this Fairness Opinion, so that the research reports and other publications prepared by them may contain results and conclusions that are different from those prepared herein, considering that such analyses and reports are performed by analysts who are independent from any relationship with the professionals who performed in the preparation of this Fairness Opinion. We adopt policies and procedures designed to protect the independence of our security analysts, whose views may differ from those of our investment banking department. We also adopt policies and procedures designed to protect the independence between the investment banking and the other areas and departments of Itaú BBA and other companies of Itaú Group, including but not limited to asset management, proprietary share trading desk, debt instruments, securities and other financial instruments.

Our opinion is limited to the fairness of the valuation of the share exchange ratio of the shares received by the Company, in relation to the shares of IRSA Holding in the context of the Transaction, from a financial standpoint, as of the present date. We did not analyze the Transaction from a legal, regulatory or any other standpoint and, therefore, we are not responsible (either by force of an agreement, civil liability provisions or otherwise) for such analysis, including reputational risks assumed by the Company regarding the Transaction. You will also note that we are not an accounting firm and we did not render accounting or auditing services in connection with this Transaction. Additionally, we are not providing any advice and/or service related to due diligence, legal, regulatory, credit, tax, accounting or other non-financial aspects of the Transaction. When preparing our opinion, we did not take into account (i) the tax effects arising from the Transaction; (ii) the impact of any commissions or expenses that may result from closing of the Transaction.

The presentation of this opinion was approved by a fairness opinion committee of Itaú BBA. This opinion is issued for the exclusive use of the boards of directors of the Company in considering the Transaction, as detailed above, and shall not be used for any other persons or purposes, nor shall it grant any rights or remedies to the boards of directors or board of officers of the Company or of the Counterparty, to any of its affiliates, shareholders, securities holders, creditors or to any third parties. Nevertheless, this opinion may be disclosed and/or forwarded, upon any written requirement made by any regulatory authority, including but not limited to, Comisión Nacional de Valores, Bolsas y Mercados Argentinos S.A., Mercado Abierto Electrónico, Securities and Exchange Commission of the United States and upon requirement of Bank of New York Mellon pursuant to the Indenture agreement that rules the notes under New York Law, United States, issued by the Company. Moreover, the content of the Fairness Opinion can only be available for review, in physical form and at the Company’s headquarters, to (i) the independent accountant to be hired by the Company for purposes of performing an accountant’s certificate as per regulatory requirements and (ii) the Company’s shareholders according to the information they are legally enable to receive prior to any shareholders’ meeting, pursuant to the provisions set forth in the Companies Law 19,550, remaining, in any case, expressly forbidden copies or reproduction, in whole or in part of the Fairness Opinion. This document is not nor shall it be used as a recommendation to or as an opinion for the Company, the Counterparty, its directors, officers, affiliates or shareholders. The Company, the Counterparty, its directors, officers, affiliates or shareholders shall conduct their own analysis of the Transaction, and such analysis shall be based on their own financial, tax and legal advisors. This Fairness Opinion shall not be used as an appraisal report or as a matter of meeting any legal, regulatory, contractual or other applicable requirements regarding the Transaction or the corporate events related to the Transaction.

Based on and subject to the above and to other factors we have taken into consideration, we are of the opinion that, as of this date, a share exchange ratio of 1.40 to each share issued by the Company, in relation to each share issued by the Counterparty is fair, from a financial standpoint, for the Company in the strict context of the Transaction.

This opinion cannot be disclosed, forwarded or notified, either in whole or in part, to any third party for any reason whatsoever, except upon our prior written consent or in those cases specifically set out above. Physical or electronic copies of this opinion may not be made publically available under any circumstances without the consent of Itaú BBA.

This letter shall be governed and construed in accordance with the laws of the Republic of Argentina. Any proceeding related to or arising out of this letter shall be commenced, prosecuted or continued in the exclusive state court of the city of Buenos Aires, Argentina.

Yours Sincerely,

Banco Itaú Argentina S.A.

By:	/s/ Rafael Rivero Ayerza	By:	/s/ Jose Ahedo
	Name: Rafael Rivero Ayerza		Name: Jose Ahedo
	Tittle: Attorney-in-fact		Tittle: Attorney-in-fact

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